FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

10 December 2020

NOTICE OF REDEMPTION

HSBC Holdings plc
 (the 'Issuer')

1,450,000 6.20% Non-Cumulative Dollar Preference Shares, Series A
(the 'Preference Shares')

represented by American Depositary Shares, Series A (the 'ADSs')

HSBC Holdings plc has given notice of redemption and cancellation (the 'Redemption Notice') to The Bank of New York Mellon (formerly, The Bank of New York) (the 'Depositary'), as the holder of the Issuer's Preference Shares represented by the ADSs (ADS CUSIP: 404280604; ADS ISIN: US4042806046).

The ADSs were issued pursuant to the Deposit Agreement, dated 6 December 2002, among the Issuer, the Depositary, and all Holders and Beneficial Owners from time to time of the Receipts issued thereunder (the 'Deposit Agreement'). Capitalised terms used herein and not defined herein shall have the respective meanings ascribed to such terms in the Deposit Agreement.

Further to a resolution of the Board of Directors of the Issuer (the 'Board') at a meeting held on 13 February 2020 (the 'Board Resolutions'), and pursuant to the terms of the Preference Shares, the Articles of Association of the Issuer (the 'Articles') and the Deposit Agreement, the Issuer has notified the Depositary that:

(i)         all the outstanding Preference Shares shall be redeemed in accordance with the terms of the Preference Shares, the Articles, the Board Resolutions and the UK Companies Act 2006 on 13 January 2021 (the 'Redemption Date') at a redemption price per Preference Share equal to US$1,000 plus accrued and unpaid dividends for the then-current dividend period, beginning on (and including) 15 December 2020, to (but excluding) the Redemption Date (the 'Redemption Price');

(ii)         share warrants, other documents of title, share certificates or such other evidence as may be accepted by the Board in respect of the Preference Shares are to be presented and surrendered for redemption at the Issuer's Secretary's Office located at 8 Canada Square, London E14 5HQ, United Kingdom on the Redemption Date;

(iii)        all dividends on the Preference Shares shall cease to accrue as from the Redemption Date; and

(iv)        upon redemption of the Preference Shares on the Redemption Date, the Preference Shares shall appear as redeemed on the share register of the Issuer and shall be treated as cancelled.

No defect in the Redemption Notice or in the giving of notice will affect the validity of the redemption proceedings. The quarterly dividends payable on the Preference Shares on 15 December 2020 will be unaffected by the Redemption Notice and the redemption of the Preference Shares.

Pursuant to Section 2.11 of the Deposit Agreement, upon receipt of the Redemption Notice, the Issuer has requested that the Depositary send to the Holders and Beneficial Owners a notice calling for the surrender of the Receipts that evidence the ADSs representing the Preference Shares that the Issuer has called for redemption. On the Redemption Date, the Depositary will redeem the number of ADSs corresponding to the Preference Shares being redeemed at a price per ADS equal to US$25 plus US$0.124861 in accrued and unpaid dividends for the then-current dividend period, beginning on (and including) 15 December 2020, to (but excluding) the Redemption Date (the 'ADS Redemption Price').

Payments in respect of the amount due on redemption of the Preference Shares by the Issuer shall be made to the Depositary by transfer to the Depositary's bank account, in same-day funds.

By 12:00 noon, London time, on the Redemption Date, the Issuer will irrevocably deposit with the Depositary the Redemption Price for the Preference Shares, being an amount sufficient to pay the ADS Redemption Price for the ADSs, and will also give the Depositary irrevocable instructions and authority to pay the ADS Redemption Price to the holders of the ADSs, and the Depositary shall cancel surrendered Receipts evidencing the corresponding number of ADSs and distribute the ADS Redemption Price to the Holders entitled to it in accordance with applicable provisions of the Deposit Agreement.

The receipt by the Depositary of the monies payable on redemption of the Preference Shares shall constitute an absolute discharge of the Issuer's obligations in respect of the Preference Shares, the ADSs and the Receipts.

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Investor enquiries to:
Greg Case                    +44 (0) 20 7992 3825                 investorrelations@hsbc.com

Media enquiries to:
Gillian James                +44 (0) 20 7992 0516                 gillian.james@hsbcib.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 64 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,956bn at 30 September 2020, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 10 December 2020